Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-178960

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Debt Securities of UBS AG	$792,000	$90.76

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement (To Prospectus dated January 11, 2012)

$792,000 UBS AG Callable Step-Up Fixed Rate Notes due January 31, 2022

Medium-Term Notes, Series A

Investment Description

Principal Amount:	$792,000	Trade Date:	January 26, 2012
Issuer:	UBS AG, Jersey Branch	Original Issue Date:	January 31, 2012
Issue Price:	Variable Price Reoffer	Maturity Date:	January 31, 2022, subject to the earlier optional redemption by the Company (as set forth below)
Denomination:	$1,000 principal amount per Note	First Optional Redemption Date:	July 31, 2012
Interest Period:	Semi-annually	Form of Note:	Book-Entry

Interest Rate:

For each Interest Period commencing on or after the Original Issue Date to but excluding January 31, 2018, the interest rate per annum will be equal to 3.75%.

For each Interest Period commencing on or after January 31, 2018 to but excluding January 31, 2020, the interest rate per annum will be equal to 5.00%.

For each Interest Period commencing on or after January 31, 2020 to but excluding January 31, 2022, the interest rate per annum will be equal to 6.00% (together, the “Applicable Interest Rates”).

Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Redemption at the Option of the Company:

We may redeem your Notes, in whole or in part, at the Redemption Price set forth below, on any Interest Payment Date commencing on or after July 31, 2012, provided we give at least five business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Optional Redemption Date”.

If we exercise our redemption option, you will receive on the Optional Redemption Date 100% of the principal amount plus any accrued and unpaid interest to but excluding the Optional Redemption Date.

Interest Payment Dates:	Semi-annually; the 31st day of each July and January, commencing on July 31, 2012, subject to the business day convention.
Interest Period End Dates:	Semi-annually; the 31st day of each July and January, commencing on July 31, 2012, subject to no adjustment.
CUSIP:	90261JHX4
ISIN:	US90261JHX46
Business Days:	New York and London
Business Day Convention:	Modified Following Unadjusted (applicable to Interest Payment Dates, Optional Redemption Dates and the maturity date)
Day Count Convention:	30/360
Record Dates:	The second business day immediately prior to the relevant Interest Payment Date or Optional Redemption Date.
Defeasance:	Neither full defeasance nor covenant defeasance will apply to the Notes.
Survivor’s Option:	None
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

The Notes we are offering will have the terms set forth in the accompanying prospectus supplement, the accompanying prospectus and this pricing supplement. See “Risk Factors” beginning on page PS-3 of this pricing supplement and on page S-4 of the accompanying prospectus supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

UBS Securities LLC has agreed to purchase the Notes from us at 100.00% of the principal amount, resulting in aggregate proceeds to us of $792,000. UBS Securities LLC has agreed to sell to one or more other securities dealers, and such securities dealers have agreed to purchase from UBS Securities LLC, all or a portion of the aggregate principal amount of the Notes at 100.00% of the principal amount. Such other dealers propose to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Agents or dealers participating in the initial offering of the Notes to the public may only sell the Notes in such offering at a price that is greater than 98.00% but not more than 100.00% of the principal amount, resulting in an aggregate initial price to public of between $776,160 and $792,000.

UBS Investment Bank

Pricing Supplement dated January 26, 2012

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC website at www.sec.gov as follows:

Prospectus dated January  11, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000119312512008669/d279364d424b3.htm

Prospectus Supplement dated January  11, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000119312512008911/d268249d424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, the “Notes” refers to the Callable Step-Up Fixed Rate Notes that are offered hereby. Also, references to the “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated January 11, 2012, and references to the “accompanying prospectus supplement” mean the UBS prospectus supplement “Medium-Term Notes, Series A”, dated January 11, 2012.

You should rely only on the information incorporated by reference or provided in this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of the document.

UBS reserves the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, UBS will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case UBS may reject your offer to purchase.

Risk Factors

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-4 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

The Notes are not secured debt. This section describes some of the most significant risks relating to an investment in the Notes.

The Notes are intended to be held to maturity. Changes in prevailing interest rates could result in a substantial loss to you if you sell your Notes in any secondary market that may develop prior to maturity.

You will receive at least the minimum payment of 100% of the principal amount of your Notes only if you hold your Notes to maturity, unless we elect to redeem the Notes prior to maturity, in which case you will receive the relevant redemption price as described herein. If you choose to sell your Notes in the secondary market prior to maturity, the trading value of the Notes will be affected by factors that interrelate in complex ways, including the level and direction of prevailing interest rates, the time remaining to the maturity of the Notes, the creditworthiness of UBS AG and the availability of comparable instruments. In particular, to the extent that the Applicable Interest Rates would result in an effective rate lower than that of a comparable instrument, the trading price of the Notes may be adversely affected. You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you may receive a dollar price less than 100% of the applicable principal amount of Notes sold.

The market value of the Notes may be influenced by unpredictable factors.

The existence, magnitude and longevity of the risks associated with the Notes depend on factors over which we do not have any control and that cannot readily be foreseen, including, but not limited to:

♦	interest rates in the market generally;

♦	supply and demand for the Notes, including inventory positions held by UBS Securities LLC or any other market maker;

♦	economic, financial, political, regulatory or judicial events that affect financial markets or the economy generally;

♦	the time remaining to maturity;

♦	our right to redeem the Notes; and

♦	the creditworthiness and credit rating of UBS.

We expect that, generally, expectations regarding interest rates will affect the market value of the Notes more than any other single factor.

Interest rates have experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in interest rates that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. As a holder of the Notes, the amount of interest payable on the Notes for any Interest Period will change as the Applicable Interest Rate changes.

There may not be an active trading market in the Notes, and sales prior to maturity may result in losses.

You should be willing and able to hold your Notes to maturity. There may be little or no secondary market for the Notes. We do not intend to list the Notes on any stock exchange or automated quotation system, and it is not possible to predict whether a secondary market will develop for the Notes. Even if a secondary market for the Notes develops, it may not provide significant liquidity or result in trading of Notes at prices advantageous to you. Sales in the secondary market may result in significant losses. UBS Securities LLC and other affiliates of UBS currently intend to act as market makers for the Notes, but they are not required to do so. Even if UBS Securities LLC, any of our other affiliates or any other market maker makes a market in the Notes, they may stop doing so at any time. We expect there to be little or no liquidity in the Notes. The prices we or our affiliates may offer for the Notes will be discounted to reflect costs and, among other things, changes of and volatility in interest rates in the market.

As a result, if you sell your Notes prior to maturity, you may have to do so at a discount from the initial price to public and you may suffer losses.

The inclusion of commissions and compensation in the initial price to public of the Notes is likely to adversely affect secondary market prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which UBS Securities LLC or its affiliates are willing to purchase the Notes in secondary market transactions will likely be lower than the initial price to public, since the initial price to public is likely to include, and secondary market prices are likely to exclude, commissions or other compensation paid with respect to the Notes. In addition, any such prices may differ from values determined by pricing models used by UBS AG or its affiliates, as a result of dealer discounts, mark-ups or other transactions.

UBS AG’s or its affiliates’ investments in instruments relating to interest rate swaps may adversely affect the trading value of the Notes.

We and our affiliates are active participants in interest rate swaps and other contracts as sellers, buyers, dealers, proprietary traders and agents for our customers. As described under “Use of Proceeds and Hedging” on page PS-4, we or one or more of our affiliates may hedge our or their interest rate exposure from the Notes by entering into various transactions. We or our affiliates may adjust these hedges at any time. These activities may adversely affect the trading value of the Notes. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the Notes may decline.

Our business activities may create conflicts of interest.

Trading activities related to short-term and long-term interest rate swaps and other instruments that may affect interest rates may be entered into on behalf of UBS, its affiliates or customers other than for the account of the holders of the Notes or on their behalf. In addition, UBS and its affiliates expect to engage in trading activities related to interest rate movements that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests UBS and its affiliates will have in their proprietary accounts in facilitating transactions, including block trades and options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the levels of prevailing interest rates, could be adverse to the interests of the holders of the Notes.

We and our affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the Notes, and may do so in the future. Any such research, opinions or recommendations could affect the market value of the Notes.

UBS and its affiliates publish research from time to time with respect to movements in interest rates generally and other matters that may influence the value of the Notes, express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. UBS and its affiliates may have published research or other opinions that call into question the investment view implicit in the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation regarding the merits of investing in the Notes.

No current research recommendation.

Neither UBS nor any of its subsidiaries or affiliates currently publishes research on, or assigns a research recommendation to, the Notes.

Credit of UBS.

The Notes are unsubordinated and unsecured debt obligations of the issuer, UBS AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

The Notes are not insured by the FDIC or any other governmental agency.

The Notes are not deposit liabilities of UBS, and neither the Notes nor your investment in the Notes are insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

We may redeem the Notes prior to maturity.

We have the right to redeem the Notes, in whole but not in part, on any Interest Payment Date, commencing on the July 31, 2012 Interest Payment Date, at a redemption price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest to but excluding the redemption date. If we redeem the Notes prior to maturity, you will receive no further interest payments and may have to re-invest the proceeds in a lower-rate environment.

Use of Proceeds and Hedging

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In connection with the sale of the Notes, we or our affiliates may enter into hedging transactions involving the execution of long-term or short-term interest rate swap, futures and option transactions or purchases and sales of securities before and after the Settlement Date of the Notes. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time and payment on the Notes at maturity. See “Risk Factors” beginning on page PS-3 for a discussion of these adverse effects.

What are the Tax Consequences of the Notes?

You should carefully consider, among other things, the matters set forth under “U.S. Tax Considerations” in the accompanying prospectus. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Notes. This discussion assumes that the description of the Notes in this pricing supplement is materially correct. This summary supplements the section “U.S. Tax Considerations” in the accompanying prospectus and the section “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is subject to the limitations and exceptions set forth therein.

We have determined that the original issue price of each Note is $1,000.00 and the following assumes that this determination will be respected.

The coupon on a Note will generally be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes (regardless of whether we call the Notes).

Notwithstanding the fact that the interest rate on the Notes is scheduled to step up over the term of the Notes, the Notes should not be treated as issued with original issue discount (“OID”) because the stated redemption price at maturity should not take into account the interest rate step-ups under the terms of the Notes. This is the case because Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. Based on our determination of the issue price, the yield on the Notes would be minimized if we call the Notes immediately before the increase in the interest rate on January 31, 2018, and therefore the Notes should be treated for OID purposes as fixed-rate notes that will mature prior to the step up in interest rate for the Notes. This assumption is made solely for determining whether the Note is issued with OID for U.S. federal income tax purposes and is not an indication of our intention to call or not to call the Notes at any time. If the Notes are not called prior to the step up in the interest rate then, solely for OID purposes, the Notes will be deemed to mature and be reissued at their adjusted issue price on January 31, 2018. This deemed issuance should not give rise to taxable gain or loss to holders. The same analysis would apply to each scheduled step up in the interest rate on the Notes, and therefore the Notes should never be considered as issued with OID for U.S. federal income tax purposes.

Upon the disposition of a Note by sale, exchange, redemption or retirement (i.e., if we exercise our right to call the Notes or otherwise) or other disposition, a U.S. holder will generally recognize taxable gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. holder’s adjusted tax basis in the Note. A U.S. holder’s adjusted tax basis in a Note generally will equal the cost of the Note (net of accrued interest) to the U.S. holder plus any market discount previously included in income with respect to the Note minus any bond premium previously amortized in respect of the Note. Capital gain of individual taxpayers from the sale, exchange, redemption, retirement or other disposition of a Note held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss realized on the sale, exchange, redemption, retirement or other disposition of a Note is subject to significant limitations. The rules regarding the disposition of a Note are described in greater detail in the accompanying prospectus under “U.S. Tax Considerations — Taxation of Debt Securities — Purchase, Sale and Retirement of the Debt Securities.”

Depending on the purchase price of your Notes, you may be subject to the rules governing market discount, acquisition premium or amortizable bond premium described in greater detail in the accompanying prospectus under “U.S. Tax Considerations — Taxation of Debt Securities — Original Issue Discount — Market Discount,” “— Acquisition Premium” and “— Debt Securities Purchased at a Premium.” The rules regarding market discount and the purchase of debt securities at a premium are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

Backup Withholding and Information Reporting. Please see the discussion under “U.S. Tax Considerations” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the Notes.

Supplemental Plan of Distribution

UBS has agreed to sell to UBS Securities LLC, and UBS Securities LLC has agreed to purchase from UBS, the aggregate principal amount of the Notes specified on the front cover of this pricing supplement. UBS Securities LLC has agreed to purchase the Notes from us at 100.00% of the principal amount, resulting in aggregate proceeds to us of $792,000. UBS Securities LLC has agreed to sell to one or more other securities dealers, and such securities dealers have agreed to purchase from UBS Securities LLC, all or a portion of the aggregate principal amount of the Notes at 100.00% of the principal amount. Such other dealers propose to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Agents or dealers participating in the initial offering of the Notes to the public may only sell the Notes in such offering at a price that is greater than 98.00% but not more than 100.00% of the principal amount, resulting in an aggregate initial price to public of between $776,160 and $792,000.

In the future, we or our affiliates may repurchase and resell the offered Notes in market-making transactions. As described in more detail under “Use of Proceeds and Hedging,” we or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes. UBS Securities LLC and/or its affiliates may earn additional income as a result of payments pursuant to these swap or related hedge transactions.

UBS may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in the initial sale of any Notes. In addition, UBS, UBS Securities LLC or any other affiliate of UBS may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in a market-making transaction for any Notes after their initial sale. In connection with this offering, UBS, UBS Securities LLC, any other affiliate of UBS or any other securities dealers may distribute this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus electronically. Unless UBS or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus are being used in a market-making transaction.

Before investing, you should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed below, including but not limited to information concerning the tax treatment of the investment. UBS AG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents UBS AG has filed with the SEC for more complete information about UBS AG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or by calling toll-free 800-722-7370.